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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Pactera Technology International Ltd.

(Name of the Issuer)

Pactera Technology International Ltd.
BCP (Singapore) VI Cayman Acquisition Co. Ltd.
BCP (Singapore) VI Cayman Financing Co. Ltd.
BCP (Singapore) VI Cayman Merger Co. Ltd.
Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd.
Blackstone Capital Partners (Cayman II) VI L.P.
Blackstone Management Associates (Cayman) VI L.P.
Chris Shuning Chen
Tiak Koon Loh
David Lifeng Chen
Jun Su
He Jin
Chu Tzer Liu
Jian Wu
Junbo Liu
Jinsong Li
Minggang Feng
Granite Global Ventures II L.P.
GGV II Entrepreneurs Fund L.P.

(Names of Persons Filing Statement)

Common Shares, par value $0.00139482 per share
American depositary shares, each representing one Common Share
(Title of Class of Securities)

695255109(1)

(CUSIP Number)

Pactera Technology International Ltd. Building C-4, No. 66 Xixiaokou Road Haidian District, Beijing 100192 The People's Republic of China Telephone: +86 10 5987 5000	BCP (Singapore) VI Cayman Acquisition Co. Ltd.
BCP (Singapore) VI Cayman Financing Co. Ltd.
BCP (Singapore) VI Cayman Merger Co. Ltd.
Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd.
Blackstone Capital Partners (Cayman II) VI L.P.
Blackstone Management Associates (Cayman) VI L.P.
c/o The Blackstone Group
345 Park Avenue New York, NY 10054
Fax: +1 646 253 8983
Tiak Koon Loh Building C-4, No. 66 Xixiaokou Road Haidian District, Beijing 100192 The People's Republic of China Fax: +86 10 5987 5050	Granite Global Ventures II L.P. GGV II Entrepreneurs Fund L.P. 2494 Sand Hill Road, Suite 100 Menlo Park CA 94025 Fax: + 1 650 475 2151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong Fax: +852 2140 0338	James T. Lidbury Esq. /Gary Li Esq. Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place Hong Kong Fax: +852 3664 6454/ +852 3664 6485
Richard Vernon Smith, Esq. Jeffrey J. Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47th Floor, Park Place 1601 Nanjing Road West Shanghai 200040 People's Republic of China Telephone: +86 21 6109 7000	W. Clayton Johnson, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers West (23Fl) 12B Jianguomenwai Avenue Chaoyang District, Beijing 100022 People's Republic of China Fax: +86 10 5879 3902

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$553,323,526.82	$71,268.07

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $7.30 for 73,396,053 outstanding common shares (excluding vested and unvested restricted shares and Rollover Shares) of the issuer subject to the transaction, (b) the product of 789,828 restricted shares of the issuer subject to the transaction multiplied by $7.30 per restricted share, (c) the product of 2,764,641 options to purchase common shares subject to the transaction multiplied by $1.87 per option (which is the difference between the $7.30 per share merger consideration and the weighted average exercise price of $5.43 per share), plus (d) the product of 832,050 common shares underlying the restricted share units subject to the transaction multiplied by $7.30 per share ((a), (b), (c) and (d) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

(1)
This CUSIP number applies to the Issuer's American depositary shares, each representing one Common Share.

INTRODUCTION

        This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Pactera Technology International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the registered common shares, par value $0.00139482 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing one Share (the "ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) BCP (Singapore) VI Cayman Acquisition Co. Ltd., a Cayman Islands company ("Parent"); (c) BCP (Singapore) VI Cayman Financing Co. Ltd., a Cayman Islands company ("Midco"); (d) BCP (Singapore) VI Cayman Merger Co. Ltd., a Cayman Islands company ("Merger Sub"); (e) Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore; (f) Blackstone Capital Partners (Cayman II) VI L.P., a Cayman Islands limited partnership; (g) Blackstone Management Associates (Cayman) VI L.P., a Cayman Island limited partnership (together with Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Blackstone Capital Partners (Cayman II) VI L.P., "Blackstone"); (h) Mr. Chris Shuning Chen, non-executive chairman of the board of directors of the Company; (i) Mr. Tiak Koon Loh, chief executive officer and a director of the Company; (j) Mr. David Lifeng Chen, president of the Company; (k) Mr. Jun Su, corporate executive vice president of the Company; (l) Ms. He Jin, senior vice president and chief human resources officer of the Company; (m) Mr. Chu Tzer Liu, executive vice president of the Company; (n) Mr. Jian Wu, executive vice president of the Company; (o) Mr. Junbo Liu, executive vice president of the Company; (p) Mr. Jinsong Li, executive vice president of the Company; (q) Mr. Minggang Feng, executive vice president of the Company; (r) Granite Global Ventures II L.P., a Delaware limited partnership, and (s) GGV II Entrepreneurs Fund L.P., a Delaware limited partnership. Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng are collectively referred to herein as the "Management Buyers." Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. are collectively referred to herein as "GGV." The Management Buyers and GGV are collectively referred to herein as the "Rollover Shareholders." Parent, Midco, Merger Sub, the Rollover Shareholders and Blackstone are collectively referred to herein as the "buyer group."

        On October 17, 2013, the Company, Parent, Midco and Merger Sub entered into an agreement and plan of merger (the "merger agreement") which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the "plan of merger"). If the merger agreement and the plan of merger are approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving company after the merger. Parent will be beneficially wholly owned by the buyer group immediately prior to the merger.

        Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including the Shares represented by ADSs), other than (a) Shares to be contributed to Parent pursuant to the contribution agreements by the Rollover Shareholders (the "Rollover Shares"), (b) Shares held by Parent, the Company or any of their subsidiaries (collectively with the Rollover Shares, the "Excluded Shares") and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Cayman Companies Law") (the "Dissenting Shares"), will be cancelled in exchange for the right to receive $7.30 in cash without interest, and each issued and outstanding ADS (other than any ADS that represents Excluded

Shares), each representing one Share, will be cancelled in exchange for the right to receive an amount in cash equal to the merger consideration, less $0.05 per ADS in cancellation fees pursuant to the terms of the deposit agreement, dated June 29, 2010, by and among the Company, Deutsche Bank Trust Company Americas (the "ADS depositary") and the owners and beneficial owners of ADSs issued thereunder, as amended on November 9, 2012 (the "ADS deposit agreement"), in each case, net of any applicable withholding taxes. The Excluded Shares will remain outstanding and will not be cancelled and no payment or distribution will be made with respect thereto.

        Each Rollover Share will remain outstanding and will be contributed to Parent in exchange for the right to subscribe for the ordinary shares of Parent in accordance with the contribution agreements. Each Dissenting Share will be cancelled for the right to receive the fair value of such Dissenting Share as determined in accordance with Section 238 of the Cayman Companies Law.

        Unless otherwise determined by Parent, each outstanding option of the Company, whether vested or unvested, will be rolled over into either (i) equivalent options to acquire shares of common stock of Parent or (ii) a number of restricted stock units of Parent equal to the result of (A) the excess, if any, of the aggregate merger consideration over the aggregate per share exercise price (the "Option Spread"), divided by (B) the per share merger consideration, in the sole discretion of Parent, in each case to be held under and pursuant to the terms of the equity incentive plan of Parent and relevant rollover award agreement, provided that the options or restricted share units of Parent, as the case may be, granted in substitution for such options may be further adjusted as determined by Parent; provided, further that (1) in the event that Parent determines that (x) certain vested options of the Company are not to be rolled over into options to acquire shares of common stock or restricted share units of Parent, such options of the Company will be cancelled in exchange for a payment in cash in an amount equal to the Option Spread (subject to any applicable withholding), payable as promptly as possible after the effective time of the merger, and (y) certain unvested options of the Company are not to be rolled over into options to acquire shares of common stock of Parent or restricted share units of Parent, such options of the Company will be rolled over into the right to receive deferred cash in an aggregate amount equal to the Option Spread (subject to any applicable withholding) payable at the dates and on the same vesting conditions as the original option grant of the Company; and (2) if the per share exercise price of any such options of the Company is equal to or greater than the merger consideration, such option of the Company will be cancelled without any payment therefor.

        Unless otherwise determined by Parent, each outstanding restricted share and restricted share unit of the Company, whether vested or unvested, will be rolled over into a right to receive restricted shares or restricted share units, as the case may be, of Parent, pursuant to the terms of the equity incentive plan of Parent and relevant rollover award agreement. For the avoidance of doubt, with respect to each outstanding restricted share of the Company that is rolled over into Parent, Parent may substitute a restricted share unit in lieu of a substituted restricted share. With respect to each restricted share and restricted share unit of the Company that Parent determines is not to be rolled over, the holder will have the right to receive an amount in cash equal to the merger consideration in respect of each Share underlying such restricted share and restricted share unit of the Company, as the case may be, payable as promptly as practicable after the effective time or at the date(s) and on the same vesting conditions as the original restricted share and restricted share unit of the Company granted, as the case may be.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

  (a) Name and Address.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  (b) Securities.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

  •
  "The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (c) Trading Market and Price.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs"

  (d) Dividends.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Dividend Policy"

  (e) Prior Public Offering.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs—Prior Public Offerings"

  (f) Prior Stock Purchase.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

  •
  "Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

  (a) Name and Address.  Pactera Technology International Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex F—Directors and Executive Officers of Each Filing Person"

  (b) Business and Background of Entities.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex F—Directors and Executive Officers of Each Filing Person"

  (c) Business and Background of Natural Persons.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex F—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

  (a)-(1) Material Terms.  Not applicable.

  (a)-(2) Material Terms.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (c) Different Terms.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (d) Appraisal Rights.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Dissenter Rights"

  •
  "Annex E—The Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands—Section 238"

  (e) Provisions for Unaffiliated Security Holders.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Provisions for Unaffiliated Security Holders"

  (f) Eligibility of Listing or Trading.  Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

  (a) Transactions.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Related Party Transactions"

  •
  "Transactions in the Shares and ADSs"

  (b) Significant Corporate Events.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Buyer Group's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (c) Negotiations or Contacts.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (e) Agreements Involving the Subject Company's Securities.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Contribution Agreements"

  •
  "Summary Term Sheet—Voting Agreements"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

  •
  "Special Factors—Voting Agreements"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Transactions in the Shares and ADSs"

  •
  "Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

  (b) Use of Securities Acquired.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Buyer Group's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (c)(1)-(8) Plans.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Merger"

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Buyer Group's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  •
  "Annex B—Limited Guarantee"

Item 7    Purposes, Alternatives, Reasons and Effects

  (a) Purposes.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Buyer Group's Purpose of and Reasons for the Merger"

  (b) Alternatives.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Buyer Group's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  (c) Reasons.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Buyer Group's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  (d) Effects.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  •
  "Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Material U.S. Federal Income Tax Consequences"

  •
  "Special Factors—Material PRC Income Tax Consequences"

  •
  "Special Factors—Material Cayman Islands Tax Consequences"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

  (a)-(b) Fairness; Factors Considered in Determining Fairness.  The information set forth in the proxy statement under the following captions incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of Buyer Group as to Fairness"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex D—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

  (c) Approval of Security Holders.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Vote Required"

  (d) Unaffiliated Representative.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  (e) Approval of Directors.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  (f) Other Offers.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

  (a) Report, Opinion or Appraisal.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex D—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

  (b) Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex D—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

  (c) Availability of Documents.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Where You Can Find More Information"

  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

  (a) Source of Funds.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (b) Conditions.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing"

  (c) Expenses.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Special Factors—Fees and Expenses"

  (d) Borrowed Funds.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing"

  •
  "The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

  (a) Securities Ownership.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b) Securities Transaction.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

  (d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting—Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (e) Recommendations of Others.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of Buyer Group as to Fairness"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "The Extraordinary General Meeting—Our Board's Recommendation"

Item 13    Financial Statements

  (a) Financial Information.  The audited financial statements of the Company for the two years ended December 31, 2011 and December 31, 2012 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2012, filed on April 25, 2013 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the three-month periods and nine-month periods ended September 30, 2013 and 2012 are incorporated herein by reference to the Company's 2013 third quarter earnings release furnished on Form 6-K on November 21, 2013 (see pages 15-18).

  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Financial Information"

  •
  "Where You Can Find More Information"

  (b) Pro Forma Information.  Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

  (a) Solicitation or Recommendations.  The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Solicitation of Proxies"

  (b) Employees and Corporate Assets.  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex F—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

  (c) Other Material Information.  The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

  (a)-(1) Proxy Statement of the Company dated January 30, 2014 (the "proxy statement").

  (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

  (a)-(4) Depositary's Notice, incorporated herein by reference to the proxy statement.

  (a)-(5) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

  (a)-(6) Press Release issued by the Company, dated October 17, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 17, 2013.

  (b)-(1) Debt Commitment Letter, dated October 17, 2013, issued by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, Citibank, N.A., HSBC Securities (USA) Inc., HSBC Bank USA, N.A. and HSBC Bank (China) Company Limited Beijing Branch, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

  (c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated October 17, 2013, incorporated herein by reference to Annex D of the proxy statement.

  (c)-(2) Preliminary discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated September 22, 2013.

  (c)-(3) Discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated October 17, 2013.

  (d)-(1) Agreement and Plan of Merger, dated as of October 17, 2013, by and among the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2) Consortium Agreement, dated May 19, 2013, by and among Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su and Red Pebble Acquisition Co Pte. Ltd., incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

  (d)-(3) Novation of Consortium Agreement, dated October 17, 2013 by and among Mr. Tiak Koon Loh, Red Pebble Acquisition Co Pte. Ltd. and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.14 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

  (d)-(4) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li

  and Mr. Minggang Feng, incorporated by reference to Exhibit 7.16 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

  (d)-(5) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.21 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

  (d)-(6) Limited Guarantee dated October 17, 2013, by Blackstone Capital Partners (Cayman II) VI L.P. in favor of the Company, incorporated herein by reference to Annex B to the proxy statement.

  (d)-(7) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, incorporated by reference to Exhibit 7.17 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

  (d)-(8) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.22 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

  (d)-(9) Equity Commitment Letter dated October 17, 2013, by and between Blackstone Capital Partners (Cayman II) VI L.P. and BCP (Singapore) VI Cayman Acquisition Co. Ltd., incorporated herein by reference to Annex C to the proxy statement.

  (d)-(10) GGV Investment Agreement dated May 27, 2013, by and among Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.12 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

  (d)-(11) Novation Agreement dated October 17, 2013, by and among Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.23 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

  (d)-(12) Power of Attorney dated November 13, 2013, granted by each of Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng in favor of Mr. Tiak Koon Loh.

  (d)-(13) Letter dated November 13, 2013 from Mr. Sidney Xuande Huang to Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Mr. Tiak Koon Loh.

  (f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

  (f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex E to the proxy statement.

  (g) Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2014

PACTERA TECHNOLOGY INTERNATIONAL LTD.
By:	/s/ Ruby Rong Lu Name: Ruby Rong Lu Title: Chairman of Special Committee
BCP (SINGAPORE) VI CAYMAN ACQUISITION CO. LTD.
By:	/s/ Eddy Huang Name: Eddy Huang Title: Director
BCP (SINGAPORE) VI CAYMAN FINANCING CO. LTD.
By:	/s/ Eddy Huang Name: Eddy Huang Title: Director
BCP (SINGAPORE) VI CAYMAN MERGER CO. LTD.
By:	/s/ Eddy Huang Name: Eddy Huang Title: Director
BLACKSTONE CAPITAL PARTNERS (SINGAPORE) VI PRC PTE. LTD.
By:	/s/ Pithambar Gona Name: Pithambar Gona Title: Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN II) VI L.P.
By:	Blackstone Management Associates (Cayman) VI L.P., its general partner
By:	BCP VI GP L.L.C., its general partner
By:	/s/ John G. Finley Name: John G. Finley Title: Chief Legal Officer
BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) VI L.P.
By:	BCP VI GP L.L.C., its general partner
By:	/s/ John G. Finley Name: John G. Finley Title: Chief Legal Officer
CHRIS SHUNING CHEN
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
TIAK KOON LOH
By:	/s/ Tiak Koon Loh Tiak Koon Loh
DAVID LIFENG CHEN
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
JUN SU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact

HE JIN
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
CHU TZER LIU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
JIAN WU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
JUNBO LIU
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
JINSONG LI
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact
MINGGANG FENG
By:	/s/ Tiak Koon Loh Tiak Koon Loh Attorney-in-fact

GRANITE GLOBAL VENTURES II L.P.
By:	Granite Global Ventures II L.L.C., its general partner
By:	/s/ Hany Nada Name: Hany Nada Title: Managing Director
GGV II ENTREPRENEURS FUND L.P.
By:	Granite Global Ventures II L.L.C., its general partner
By:	/s/ Hany Nada Name: Hany Nada Title: Managing Director

Exhibit Index

(a)-(1) Proxy Statement of the Company dated January 30, 2014 (the "proxy statement").

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) Depositary's Notice, incorporated herein by reference to the proxy statement.

(a)-(5) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6) Press Release issued by the Company, dated October 17, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 17, 2013.

(b)-(1) Debt Commitment Letter, dated October 17, 2013, issued by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, Citibank, N.A., HSBC Securities (USA) Inc., HSBC Bank USA, N.A. and HSBC Bank (China) Company Limited Beijing Branch, incorporated herein by reference to Exhibit 7.19 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

(c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated October 17, 2013, incorporated herein by reference to Annex D of the proxy statement.

(c)-(2) Preliminary discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated September 22, 2013.

(c)-(3) Discussion materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated October 17, 2013.

(d)-(1) Agreement and Plan of Merger, dated as of October 17, 2013, by and among the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Consortium Agreement, dated May 19, 2013, by and among Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su and Red Pebble Acquisition Co Pte. Ltd., incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

(d)-(3) Novation of Consortium Agreement, dated October 17, 2013 by and among Mr. Tiak Koon Loh, Red Pebble Acquisition Co Pte. Ltd. and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.14 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

(d)-(4) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, incorporated by reference to Exhibit 7.16 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang,

Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

(d)-(5) Contribution Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.21 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

(d)-(6) Limited Guarantee dated October 17, 2013, by Blackstone Capital Partners (Cayman II) VI L.P. in favor of the Company, incorporated herein by reference to Annex B to the proxy statement.

(d)-(7) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, incorporated by reference to Exhibit 7.17 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

(d)-(8) Voting Agreement dated October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.22 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

(d)-(9) Equity Commitment Letter dated October 17, 2013, by and between Blackstone Capital Partners (Cayman II) VI L.P. and BCP (Singapore) VI Cayman Acquisition Co. Ltd., incorporated herein by reference to Annex C to the proxy statement.

(d)-(10) GGV Investment Agreement dated May 27, 2013, by and among Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., incorporated by reference to Exhibit 7.12 to the Schedule 13D filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on May 29, 2013.

(d)-(11) Novation Agreement dated October 17, 2013, by and among Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., incorporated by reference to Exhibit 7.23 to the Schedule 13D/A filed by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng with the SEC on October 17, 2013.

(d)-(12) Power of Attorney dated November 13, 2013, granted by each of Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng in favor of Mr. Tiak Koon Loh.

(d)-(13) Letter dated November 13, 2013 from Mr. Sidney Xuande Huang to Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Mr. Tiak Koon Loh.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

(f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex E to the proxy statement.

(g) Not applicable.